UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: December 2021 (Report No. 2)

Commission file number: 001-39557

SIYATA MOBILE INC.

(Translation of registrant’s name into English)

1001 Lenoir St Suite A-414

Montreal, QC H4C 2Z6

514-500-1181

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

CONTENTS

Attached hereto and incorporated herein is the Registrant’s press release issued on December 7, 2021, titled “Siyata Mobile Receives $1.3M Purchase Order for SD7 Ruggedized Devices and Accessories.”

Exhibit No.	Description
99.1	Press release issued by Siyata Mobile Inc. on December 7, 2021, titled “Siyata Mobile Receives $1.3M Purchase Order for SD7 Ruggedized Devices and Accessories.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIYATA MOBILE INC.
(Registrant)

By:	/s/ Marc Seelenfreund
Name:	Marc Seelenfreund
Title:	Chief Executive Officer

Date: December 7, 2021

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